Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

Denison Releases 2022 ESG Report,
Highlighting Progress on Environmental, Social and Governance Initiatives

Toronto, ON – April 18, 2023 Denison Mines Corp. (‘Denison’ or the ‘Company’) (TSX: DML; NYSE American: DNN) is pleased to announce that it has published its 2022 ESG Report. Annually, Denison provides a report on its environmental, social and governance (‘ESG’) initiatives for its operations, demonstrating the Company’s ongoing commitment to sustainability and transparency.

David Cates, President and CEO of Denison commented, “Denison has positioned itself to be an important contributor to the global clean energy transition, with our portfolio of uranium mining, development and exploration projects clearly linked to growing appreciation of the critically important role that nuclear energy must play in the battle against climate change.

As just one example of our efforts in 2022, we achieved a notable milestone in the permitting process for the planned Phoenix in-situ recovery mining project on the Wheeler River property with the submission of a draft Environmental Impact Statement (‘EIS’), which follows from several years of baseline environmental data collection, technical assessments, and extensive engagement and consultation with Indigenous and non-Indigenous interested parties. The draft EIS demonstrates that the project can be constructed, operated, and decommissioned in a manner that has fewer residual effects remaining after mitigation than conventional open pit or underground mining and milling operations – potentially achieving a superior standard of environmental sustainability and re-shaping the future of uranium mining in Saskatchewan.

Our 2022 ESG Report demonstrates that the principles of good ESG practices are present throughout our organization, providing a solid foundation for our future growth and contribution to a clean energy future.”

Denison’s 2022 ESG Report focuses on key ESG topics including the Company’s objective to maintain excellence in corporate governance practices, “best in class” engagement with communities potentially impacted by its activities, diversity in the Company’s workforce, and robust assessments of the environment and biodiversity in the regions within which it operates.

A copy of Denison’s 2022 ESG Report is available on its website: https://denisonmines.com/investors/esg-reports/

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A Pre-Feasibility Study was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an in-situ recovery (‘ISR’) operation and the Gryphon deposit as a conventional underground mining operation. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 67.41% interest in the Tthe Heldeth Túé (‘THT’, formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Denison’s exploration portfolio includes further interests in properties covering ~300,000 hectares in the Athabasca Basin region.

Denison is also engaged in post-closure mine care and maintenance services through its Closed Mines group, which manages Denison’s reclaimed mine sites in the Elliot Lake region and provides related services to certain third-party projects.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President & Chief Executive Officer

Mac McDonald	(416) 979-1991 ext. 242
Executive Vice President & Chief Financial Officer

Follow Denison on Twitter	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this press release contains forward-looking information pertaining to: projections with respect to exploration, development and expansion plans and objectives, including the scope of the proposed ISR operation for the Phoenix deposit; expectations regarding the role of uranium and nuclear energy; expectations regarding Denison’s joint venture ownership interests; and expectations regarding the continuity of its agreements with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Company’s Annual Information Form dated March 27, 2023 under the heading ‘Risk Factors’. These factors are not, and should not be, construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.